Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, Texas 78701

March 14, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Attention: Christine Davis, Staff Accountant

Re:	Crossroads Systems, Inc.
Form 8-K filed February 22, 2005
File No. 000-30362

Dear Ms. Davis:

On behalf of Crossroads Systems, Inc. (the “Company”), enclosed herewith for filing via EDGAR is Amendment No. 1 to the above referenced Current Report on Form 8-K (the “Amendment”).

Reference is made to the comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced filing of the Company, given in your letter dated March 3, 2005.

On behalf of the Company, I am writing to respond to the comments and to indicate the changes made in the Amendment. The italicized and numbered paragraphs below are taken from your comment letter, and our response to each such comment follows in plain text.

1.	Revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the Company “terminated” the audit relationship.

In accordance with the Staff’s comment, the Company has revised the disclosure in the Amendment to indicate that the Company dismissed its former independent public accountants, KPMG LLP.

2.	Additionally, include a letter from the former accountants addressing the revised disclosures in the amendment. We note that the letter from KPMG dated February 17, 2005 referred to the “Form 8-K dated February 22, 2005.” The Form 8-K was dated February 16, 2005 but was filed on February 22, 2005. The former auditor’s letter should refer to the date of the report which appears to be February 16, 2005. Please revise.

In accordance with the Staff’s comment, the Company has included in the Amendment a revised Exhibit 16.01.

Finally, in accordance with the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (512) 320-9266 should you have any questions regarding the Amendment or this letter.

Very truly yours,

Andrews Kurth LLP

/s/ Ted A. Gilman

Ted A. Gilman

Robert C. Sims (Crossroads Systems, Inc.)

Valerie Savage (Crossroads Systems, Inc.)

Jennifer Ray (Crossroads Systems, Inc.)

Matthew Lyons (Andrews Kurth LLP)